Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Forward-Looking Statements This presentation contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.
Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

Peter C. Jones, President and Chief Operating Officer, Inco Limited
MacQuarie Conference, Sydney, Australia
November 21, 2005
I know that here in Australia, the mining industry always attracts interest, just as it does in Canada. But these days, commodities and metals command attention from investors just about anywhere. Despite the predictable group of naysayers, the prospects for mining and metals — especially nickel and copper — remain outstanding. And I believe that the best way to participate in the great future for these metals is through Inco. There are three key reasons why investing in Inco is a winning strategy.
First, the nickel market will stay strong and nickel supply will be limited for some years to come. We’ve said this for a while and there are more believers as time passes.
Second, thanks largely, but not only, to China, the market’s upward direction is clear and very attractive for nickel and copper producers.
And third, with great operations and the world’s best nickel greenfield projects, Inco is poised for long-term profitable growth and leadership in the metals and mining industry.
Last month we announced our offer to acquire all of the common shares of Falconbridge. Creating a world-class, Canadian-based powerhouse in both nickel and copper is great for both companies’ shareholders.
Before I elaborate on these thoughts, please see the screen for our Safe Harbour Statement, and the compliance statements on our mineral reserve and resource estimates. All currency references will be in U.S. dollars, unless otherwise stated. Forward-looking statements will exclude the impact of Inco’s offer for Falconbridge, unless otherwise stated.
Turning to my first theme, the nickel market is healthy and there’s plenty of life in it yet. Our nickel outlook for 2005 was based on: China’s continuing strong demand for nickel; excellent high nickel alloy demand, particularly in the aerospace market; and limited nickel supply. The nickel industry has been running at or above nameplate capacity and any hiccup means less product for the market. It has taken the highest nickel price in history to force the market to balance and remember the price has been high to force a balance, not despite a balance.
Chinese nickel demand in the first nine months of 2005 was up 43% or 46,000 tonnes. Demand for high nickel alloys, which have at least 50% nickel content, have also climbed by double digits this year, due to strength in end use markets like aerospace, land-based gas turbines and, recently, more activity in the oil and gas industry.
Primary nickel production, secondary stainless steel scrap, and visible nickel inventories are all being held in check this year by physical constraints, and demand growth was forced to slow to an attainable level.

A number of stainless steel producers cut output in the third quarter, and will continue to do so in the short-term — but don’t let that fool you into thinking that the underlying fundamentals for stainless steel have changed permanently.
Stainless production at the end of last year and the first half of this year exceeded the underlying consumption requirements. This imbalance has created excess inventories of about 700,000 tonnes worldwide, leading to increased competition, falling stainless prices, and buyer hesitation. As a result, there was a massive stainless production cut in the third quarter, which has eliminated much of the excess inventories. Clearly, the stainless steel industry is intent on reversing oversupply and providing a solid base for growth later this quarter and in 2006.
World stainless consumption has stayed healthy, driven by Chinese industrial production growth of over 16% in the first nine months of this year. During this period of stainless steel inventory correction and weaker nickel demand, Inco’s global market focus and product diversification have allowed us to shift nickel to applications and regions where demand is stronger, like high nickel alloys and the Chinese plating industry, which is becoming more accepting of high nickel prices. As plating shops open in China, we’re seeing a massive relocation and expansion of capacity to meet domestic and export needs.
We are forecasting annual stainless production growth of 1.6% for 2005. Scrap availability is adequate, as nickel prices are encouraging increased collection and usage; as such, we now see the scrap ratio for 2005 rising to over 49%, the highest level on record.
LME plus producer nickel inventories are still near the lowest levels in history — around four weeks of demand. However, we do suspect some temporary nickel stock building by consumers.
Furthermore, the world’s hunger for nickel won’t be satisfied anytime soon. We believe that nickel demand will remain strong in 2006, with economic conditions at least as good as this year. Composite leading indicators have turned positive, pointing to an industrial recovery at the beginning of next year. The aerospace cycle is getting stronger and world stainless capacity will jump by over 2.5 million tonnes as Chinese producers continue to ramp up. Demand growth will be held by available supply to about 3-to-4%, which is below the long-term average — and this is a recipe for continuing high and volatile prices.
There’s talk of a lot of nickel coming on stream — but few new major projects have been approved; Inco’s projects — Voisey’s Bay in Canada and Goro in New Caledonia — as well as BHP Billiton’s Ravensthorpe and, more recently, CVRD’s Vermehlo. These projects are a long way from meeting growing market demand. A new Goro is needed nearly every year just to match long-term demand growth of 4%. Goro and Ravensthorpe are not expected to start producing until late in 2007 and 2008 — and they will ramp up from 2008-to-2011.

A number of nickel projects are in the feasibility stage but several have been delayed or derailed by capital cost increases, financing issues, political risk, technology hurdles or other reasons. So additional new supply may be available later than many people think.
My second key point is that China remains the main driver of global growth. We see this in our sales — and we all recognize and appreciate the unique opportunity we have to participate in what is probably the largest economic growth engine in history. China’s growth is transforming the world’s economy — and that means higher nickel and copper consumption.
Inco has been at ground zero of this sea change for over a decade. We led the way in setting up local operations in Asia — and we still have the strongest market position. We’ve captured the tremendous advantages that accrue to the first mover.
While other companies are scrambling for a foothold in China, we’ve been there since 1994, when our Shanghai sales office opened. At that time, China consumed only one-quarter as much nickel as Japan. But we read the tea leaves right and invested accordingly. Now our brand is well established — and China has eclipsed Japan as the number one nickel consumer, accounting for about 16% of the global market.
Inco has about 560 employees in China, with more than 70% added in the last year. In 2004, we opened a joint venture plant to make nickel foam for the growing specialty battery market. In 2005, we acquired a 77% interest in a Chinese foam producer, making us one of the world’s largest nickel foam producers. With domestic plating sales rising, we built a small shearing and packaging plant in Dalian. We will open a utility nickel plant, in tandem with Goro’s startup, to serve China’s stainless steel industry. As China’s nickel market grows, we will grow with it.
Japan fuelled world nickel demand growth averaging 7% per year for 14 years. With 13 times Japan’s population, China will have even more impact.
History has witnessed this before. From where China is today — the 3.5-kilogram per capita annual stainless steel demand level — Japan, Taiwan and Korea each took 8-to-10 years to reach the nine-kilogram per capita level — so there’s lots of room to grow in China. Its GDP per capita is still low but many of its 1.3 billion people have exceeded the $2,000 GDP per capita level that historically accelerates stainless steel demand.
China’s domestic stainless capacity should climb by more than six million tonnes in the next five years and account for over 70% of the world’s stainless steel growth. China could consume 10 million tonnes of stainless steel annually by 2010 and become increasingly more self-sufficient.
My third key point is that market dynamics favour Inco. We’re in nickel, which will be the number one metal for a long time to come. And we’re adding much more copper — a metal that is selling at record price levels and also has an impressive future. We have tremendous operations. Our growth will give us significant additional production at low cost and improve margins. We have the best reserve and resource position in nickel. Our financial position is excellent and we have an unmatchable market presence based on where and what we sell.
Inco’s nickel unit cash cost of sales, net of by-product credits, on a standalone basis should be about $2.85-to-$2.95 a pound for 2005 — above $2.32 in 2004. Costs for our own mine production will be about $2.25 a pound. With Voisey’s Bay on line next year, our nickel unit cash cost of sales, net of by-product credits, should fall to $2.00-to-2.10 a pound — and to $1.80 a pound in today’s dollars, once Goro is operating fully. We are now preparing our 2006 budget — so nickel unit cash cost of sales estimates are preliminary and are based on mid-2005 energy and other commodity prices.
Our industry is no stranger to rising costs. Many mining companies operate in currencies that have climbed against the U.S. dollar. In 2004, Inco was at the low end of the Brook Hunt cost curve, despite higher external feed costs; a rising Canadian dollar; higher energy costs; lower ore grades; and increases in supplies, services and contracts — some incurred to maximize production.
We pay attention to costs but we focus on margins, too. About 82% of Inco’s 2004 sales were of nickel. While 68% of nickel is currently used to make stainless steel, only 42% of our sales are destined for this use — showing our strength in value added, non-stainless markets. We sell an above average market share of products at premium prices. For instance, our foam is sold by the square metre, and value is measured per gram of nickel. This converts commodity nickel to a high margin, high return product.
One thing to note — we’re growing in nickel foam production in China. Nickel foam is what goes into the hybrid car batteries. High gasoline prices and heightened environmental awareness are accelerating the adoption of hybrid electric vehicles; each containing 8-to-10 kilograms of value-added nickel battery materials. Despite growth in hybrids of 140% over the last two years, they still represent just half of one percent of the U.S. market. The number of hybrid models on the market is expected to increase from 10 in 2005 to 44 by 2012; many of them SUVs or mid-size cars. Some forecasters think that market penetration will climb to 5-to-7% by 2010. That’s equivalent to nearly three million cars and — more importantly, from Inco’s perspective — 30,000 tonnes of nickel demand per year.
Our marketing position is an enormous competitive advantage. We can and do move products to areas of strongest demand. Our presence is greatest and growing in the best markets. Over 60% of our sales are into the Asia-Pacific region.
And perhaps most exciting, we have outstanding greenfield and brownfield nickel growth plans, which I’ll describe shortly. The point is, Inco is already in great shape, with a very promising future — but Falconbridge will make us even stronger.

A month ago we entered into a definitive support agreement covering Inco’s offer for Falconbridge. We’ve mailed our take-over bid circular. The offer depends on at least 2/3rds of Falconbridge’s common shares being tendered; regulatory clearances; and certain other conditions. We expect the transaction to be completed in late 2005 or early 2006 and we plan to finish combining the companies in the first quarter.
Our enterprise value will leapfrog all but a handful of metals and mining companies to about $24 billion. Estimated earnings before interest, taxes, depreciation and amortization will be $4 billion — fifth highest among metals and mining companies.
The present day Inco is already the world’s largest nickel producer outside of Russia. The new Inco will be the world leader in nickel, with expected annual output of 735 million pounds, based on Inco’s and Falconbridge’s 2005 production guidance. With both Voisey’s Bay and Goro on stream, this should climb by about 35% to almost a billion pounds in 2009.
Acquiring Falconbridge will transform Inco into a leading copper company, with a very favorable cost base and an annual output of 1.33 billion pounds, based on Inco’s and Falconbridge’s current 2005 production guidance. Given our key property position, terrific assets and pipeline of projects, such as El Pachon and El Morro, the new Inco potentially could double annual copper production to 2.6 billion pounds by 2011. Just as the world needs more nickel, it needs more copper projects — and the new Inco will be in a position to deliver them.
We will be geographically diversified, with a major presence in North and South America, Asia, the South Pacific and Europe. We believe we’ll have the best operations — and a broader business profile, with about half of pro forma 2005 revenues from nickel, one-third from copper, 10% from aluminum and the balance from zinc, precious metals and cobalt. We anticipate that we will have the best estimated reserves. And we’ll have outstanding growth prospects, given our expanded project portfolio, and an even more formidable global marketing position.
The acquisition will be immediately accretive to cash flow. Inco will be an excellent investment prospect, given its enhanced size and liquidity. Robust cash flow and great financial strength will power our plans.
We should realize annual pre-tax synergies at a run rate of $350 million by year-end 2007 — with over 75% achieved by September 30. The estimated net present value of these synergies is more than $2.5 billion after tax, using a 7% discount rate — and we’re organized to achieve them. We’ll get about 70% of the savings from operational synergies, mainly from three areas: $120 million from feed flow optimization; $90 million from cost and other improvements; and $30 million from maximizing throughput. The rest will come from overheads.

Even before we get the synergies, we expect the new Inco’s nickel and copper cash production costs per pound to be in the lower half of the Brook Hunt cost curve — assuming that uncontrollable costs like energy prices and currency levels remain within estimated ranges. In time, we should do even better.
This leads me to Inco’s game plan for profitable growth. We have perhaps the best nickel growth profile in our industry and, by adding world-class Falconbridge assets like Raglan, we raise the bar even higher.
We expect to spend $275-to-$280 million at PT Inco in Indonesia to raise hydroelectric power output and produce about 200 million pounds of nickel in matte annually by 2009, while cutting PT Inco’s unit cash costs by $0.10-to-$0.15 a pound from the 2004 level.
Then there is Voisey’s Bay. Our 50,000-tonne-a-year project remains six months ahead of schedule. Money-forward returns from January 2003 should exceed 15%, based on $3 a pound nickel. We began making concentrate last quarter at our 50,000-tonne-a-year mine and concentrator in Labrador. Last month our demonstration plant to assess our hydromet processes opened in Newfoundland. Ten days ago, the first concentrate shipment left Voisey’s Bay and we expect first finished nickel production from concentrate in early 2006.
Using March 2003 bankable feasibility assumptions, life-of-mine cash costs for finished product in today’s dollars are about $1.10-to-$1.15 a pound of nickel. The nickel unit cost to finished metal, including depreciation and amortization of Phase One costs, should be about $1.70 per pound. That’s before an after-tax charge of about $0.80 a pound for amortization of Voisey’s Bay acquisition costs and about $0.20 a pound for amortization of pre-production costs for the first five years.
Inco’s other outstanding greenfield project, Goro, is among the world’s highest grade and largest leachable laterite deposits. Engineering was about 58% complete at the end of October and we have about 900 workers on site. We are working on the quarry, camp rehabilitation and extension, and geotechnical drilling for the earthworks. Earthworks have started at the process plant site, at the Kwe West residue storage facility and on a major road realignment. Our test mine has been developed to the saprolite horizon and exposed bedrock; validating geological modeling and giving us good data for operations. Planning is advanced for moving into pre-production. We are building processing plant modules in the Philippines. Our construction management team is on site at Goro.
We have the major permits for construction and we’ve awarded contracts totaling over $140 million to local firms.
We’re focused on relieving input cost pressures. We’re getting cost efficiencies from modularization and contracting strategies. We bought major items before big cost hikes. We’re reprocessing our titanium materials to overcome the shortage of titanium plate. With Goro’s footprint reduced, materials costs are down and within budget. Expected capex for the mine, process plant and infrastructure remains at $1.878 billion, with a minus 5%-to-plus 15% confidence level. Start-up should be in late 2007.
We expect Goro’s returns to equal our long-term weighted average cost of capital of 9-to-10% at an assumed $3 per pound nickel price, and a $7 per pound cobalt price. At $3.50 per pound nickel and $9 per pound cobalt, the return rises to 14%. Cash cost per pound of nickel, after by-product credits, should be about $1.10-to-$1.15 per pound, at $7 per pound cobalt. Goro’s total nickel unit cost of sales will be about $2 per pound, including depreciation and amortization.
Goro will generate strong cash flows, given its low-cost position and 15-year tax holiday, with taxes at 50% of the normal rate for up to five years after the end of the tax holiday. At long-term commodity prices of $3.50 a pound for nickel and $9 a pound for cobalt, we project that Goro would generate about $195 million of cash flow in 2009, or just under $1 a share, fully diluted. For every dollar hike in our nickel and cobalt price assumptions over a year’s time, Goro’s cash flow from operations climbs by about $100 million, or about $0.45 a share.
The screen shows the timing for the project’s expected $1.6 billion forward capital. Production after one year should be about 75% of the annual capacity of 60,000 tonnes of nickel and 4,300-to-5,000 tonnes of cobalt — and at 90% of capacity at the end of year two.
Late last year, we began to access the Girardin Act tax-advantaged financing committed by the Government of France, which gives us a natural hedge for about half our Euro exposure and should provide about $130 million in net benefits to Goro.
In February, the three Provinces of New Caledonia acquired a 10% interest in Goro Nickel, our project company. In April, Sumitomo Metal Mining Co. and Mitsui & Co. acquired a 21% interest for about $150 million; they must take 21% of Goro’s production and provide 21% of the forward capital spending for the project, subject to certain limits.
Nearly all of Goro’s technology is already used to process nickel, except pyrohydrolysis, which is used for other metals. Our acid pressure leach and solvent extraction processes will work. Australian laterite projects failures were not due to technology but resulted from how it was used. We will succeed, based on extensive pilot plant testing, recruiting veterans of other laterite projects, and our broad knowledge of wet laterites in Indonesia.
An easy expansion of Goro’s leaching facility would be a fourth autoclave on ground already prepared; adding 15,000-to-20,000 tonnes of nickel capacity. Furthermore, I believe we will expand Goro many times.

We have first-rate teams ready at Goro. We’ve made sure that Inco, the government, local contractors and local communities can work well together. We bought many materials before prices rose. Key members of our operating team are already in place, well before production begins. Goro is a major project and we are on the right track.
We estimate Inco’s 2005 total capital expenditures at about $1.3 billion, based on a 100% share of Goro’s capital expenditures. Our net 2005 capex funding needs should be less than $800 million, after the Girardin financing and capital contributions from our Japanese shareholders at Goro, and government support for Voisey’s Bay.
Sustaining capital for Inco’s existing operations will be about $330 million in 2005. Depreciation and amortization should be $275 million this year; and about $495 million in 2006 with Voisey’s Bay coming on stream. Our net capex funding needs on a standalone basis will be about $1.1 billion next year; less than $500 million in 2007; and lower again in 2008.
We have great financial strength, with a 27% debt-to-capitalization ratio and $916 million cash in the bank at the end of the third quarter. We expect that Voisey’s Bay and Goro will be tremendous cash producers; at the First Call consensus nickel price of $6.88 a pound for 2005, we should generate $1.3 billion of cash in 2005. With Voisey’s Bay on stream, Inco on a standalone basis should generate $1.5 billion of cash in 2006 at the First Call consensus nickel price of $6.31 a pound.
Inco and Falconbridge are resource rich and our orebodies are a great growth pipeline well into the future. We will have an estimated contained nickel in reserves base of about 8.45 million tonnes. From a copper perspective, our combined estimated proven and probable mineral reserves would total nearly three billion tonnes, with low-cost, long-life assets and operations in stable mining environments with well-trained workforces. Our asset base remains a sustainable competitive advantage. We believe that we will have the best nickel and copper growth pipeline in the industry — both greenfield and brownfield developments.
It’s no secret that I have a lot of confidence in Inco’s future. As I said at the outset, China’s growth potential is real and the nickel market will remain robust. Inco is in the metals with the most exciting prospects, not just for today but also for tomorrow — and we are the leading supplier to the best markets. Our operations and financial foundation are strong. Our friendly takeover of Falconbridge is one of the greatest acquisitions in the metals and mining industry. It is a union that many people have long thought should see the light of day and represents a very attractive future for the shareholders of Inco and Falconbridge. In short, we are moving from strength to strength — and we expect our shareholders to benefit as we grow larger and more profitable.
I’d be very happy now to answer your questions.